UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32928

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Moody Capital Solutions, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_12807 Doe Drive_____

(No. and Street)

Alpharetta	_GA_	_30004_
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Rosenstein	_(770) 377-3556_	_rrosenstein@moodycapital.com_
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Ohab and Company, PA_____

(Name – if individual, state last, first, and middle name)

100 E. Sybelia Avenue, Suite 130	_Maitland_	_FL_	_32751_
(Address)	(City)	(State)	(Zip Code)

_07/28/2004_	_1839_
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Rosenstein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moody Capital Solutions, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Robert Rosenstein*

Title:
President

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Moody Capital Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moody Capital Solutions, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Moody Capital Solutions, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Moody Capital Solutions, Inc. management. Our responsibility is to express an opinion on Moody Capital Solutions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moody Capital Solutions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Moody Capital Solutions, Inc.'s financial statements. The supplemental information is the responsibility of Moody Capital Solutions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Moody Capital Solutions, Inc.'s auditor since 2025.

Maitland, Florida

May 1, 2026

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	49,135
Accounts receivable		15,000
Commission advances		6,997
Securities owned		51,993
Total assets	$	123,125

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	19,315
Commissions payable		5,654
Income taxes payable		13,766
Deferred revenue		15,000
Total liabilities		53,735

Stockholder's equity:

Preferred stock; $0.001 par value, 25,000,000 shares authorized, -0- shares issued and outstanding	-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding	43
Additional paid-in capital	142,287
Accumulated deficit	(72,940)
Total stockholder's equity	69,390
Total liabilities and stockholder's equity	$ 123,125

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:		
Investment banking fees	$	1,099,951
Advisory fees		36,425
Referral fees		37,500
Reimbursed expenses		30,000
Unrealized gain on securities owned		28,689
Total revenues		1,232,565
EXPENSES:		
Commissions		865,504
Professional fees		114,725
Software services		46,607
Travel		42,117
Other		43,508
Total expenses		1,112,461
Net income before income taxes		120,104
Income tax expense		22,343
NET INCOME	$	97,761

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, January 1, 2024	43	$ 43	$ 142,287	$ (80,701)	$ 61,629
Net income				97,761	97,761
Dividends				(90,000)	(90,000)
Balances, December 31, 2025	43	$ 43	$ 142,287	$ (72,940)	$ 69,390

See notes to financial statements.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	97,761
Items which do not impact cash:		
Unrealized gain on securities owned		(28,689)
Marketable securities received for compensation		(21,386)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable		8,494
Commission advances		(6,997)
Prepaid expense		3,594
Deferred tax asset		23,037
Accounts payable and accrued expenses		4,344
Commissions payable		(93,131)
Income taxes payable		(19,694)
Deferred revenue		5,000
Net cash used in operating activities		(27,667)

CASH FLOWS FROM INVESTING ACTIVITIES:

Dividends paid		(90,000)
Net cash used in investing activities		(90,000)

NET CHANGE IN CASH		(117,667)
CASH, beginning of year		166,802
CASH, end of year	$	49,135

Supplemental Cash Flow Information:

Income taxes paid	$	20,100

See notes to financial statements.

1. Description of Business and Organization

    Moody Capital Solutions, Inc. (the "Company") is a registered, non-carrying broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is engaged in investment banking and corporate finance consulting services with companies throughout the United States.

    As of January 1, 2025, the Company was a wholly owned subsidiary of Moody Capital, LLC, a privately held corporate finance consulting firm. Effective February 25, 2025, Moody Capital, LLC completed the sale of all outstanding common shares of the Company to Growth Fountain Holdings, Inc. (the "Stockholder"), a privately held corporate finance consulting firm.

2. Summary of Significant Accounting Policies

    Revenue from Contracts with Customers
    Revenue from contracts with customers includes private placement and advisory services related to capital raising activities and merger and acquisition transactions. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, advisory fees received would be reflected as deferred revenues on the Statement of Financial Condition.

    The Company may also recognize advisory fees pursuant to an engagement on a best-efforts basis. In this case, the Company recognizes the revenues as services are performed and satisfied pursuant to a contractual agreement. Any advisory fees received in advance of performance obligations being satisfied are deferred. At December 31, 2025, there was $15,000 in deferred revenues.

    Referral fees are received for providing investor lists to customers seeking investors. Pursuant to agreements for such services, revenue is recognized as companies are provided lists, as management has determined this to be when performance obligations have been satisfied.

    Investment banking fees, done on a best-effort basis, are generally recognized at the point in time that performance under the contract is completed (the closing date of the transaction).

    Cash and Cash Equivalents
    The Company maintains its bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits. For the purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of greater than three months that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a C-corporation for income tax purposes and files its income tax returns separately from that of its Stockholder using the accrual basis of accounting. Deferred income taxes are provided using the liability method. Under this method, deferred tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company assesses the likelihood, based on their technical merit, that tax positions taken in its tax returns will be sustained upon examination of the facts, circumstances, and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained in the event of an examination by a taxing authority and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2025 of $15,000.

Subsequent Events

Subsequent events were evaluated through the date the financial statements were available to be issued and determined there were no events, disclosures, or adjustments.

3. Securities Owned

The Company may acquire equity securities from corporate customers as compensation for its services. Securities owned are reported at fair value. Changes in unrealized gains and losses due to changes in fair value are included in income. Realized gains and losses from the sale of securities, in addition to unrealized gains and losses, are reported together in the Statement of Operations as net gain or loss on securities owned.

4. Fair Value Measurements

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by U.S. GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability developed using estimates and assumptions which reflect those that market participants would use. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2025:

Securities owned	Fair Value Measurements	Level 1	Level 2	Level 3
Common stock, publicly traded	$ 51,993	$ 51,993	$ -	$ -

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2025.

5. Contingencies

The Company is subject to litigation in the ordinary course of business as a registered broker-dealer. The Company has no litigation in progress at December 31, 2025 as defendant.

6. Income Taxes

The provision for income taxes is summarized as follows:

Current income taxes	$	22,343
Deferred income taxes		-
Income tax expense	$	22,343

The Company's income tax expense differs from the amount determined from applying statutory income tax rates to pretax net income due primarily due to an unrealized gain on securities owned. Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial and income tax purposes, of which there were none at December 31, 2025.

6. Income Taxes (continued)

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions expected to be taken in the Company's tax return for the year ended December 31, 2025, nor taken in tax returns for prior periods which remain open to examination. No income tax returns are currently under examination.

7. Related Party Transaction

The Company operates from premises provided by the Company's President at no cost to the Company. Financial condition and results of operations would differ from the amounts in the accompanying financial statements if this related party transaction did not exist.

8. Concentration

During the year ended December 31, 2025, approximately 89% of investment banking revenues were earned from three customers.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $33,518, which was $28,518 above its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 160%.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements, advisory services, and referral services. The Company has identified its senior management group, comprised of the Chief Executive Officer and President, as the collective chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies (see Note 2). The Company derived approximately 46% of its total revenues from a single customer during the year ended December 31, 2025.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	69,390
Non-allowable assets		(21,997)
Net capital before haircuts		47,393
Haircuts on securities owned		(13,875)
Net capital	$	33,518
Minimum net capital required (greater of $5,000 or 6⅔% of aggregate indebtedness)	$	5,000
Excess net capital	$	28,518
Total aggregate indebtedness	$	53,735
Percentage of aggregate indebtedness to net capital		160%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
(included in Part IIA of Form X-17A-5 as of December 31, 2025)

There is no difference between net capital as reported in Part IIA of Form X-17A-5
and net capital as reported above.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
DECEMBER 31, 2025

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

MOODY CAPITAL SOLUTIONS, INC.
(a wholly owned subsidiary of Growth Fountain Holdings, Inc.)
SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT
DECEMBER 31, 2025

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

hab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130
Maitland, FL 32751 | *Certified Public Accountants*
Email: pam@ohabco.com | Telephone 407-740-7311
Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Moody Capital Solutions, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Moody Capital Solutions, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, advisory services and referral income. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or it agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Moody Capital Solutions, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moody Capital Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PL

Ohab and Company, PA

Maitland, Florida

May 1, 2026



MOODY CAPITAL SOLUTIONS, INC'S EXEMPTION REPORT

MOODY CAPITAL SOLUTIONS, INC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, advisory services and referral income, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Rosenstein , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Rosenstein

Moody Capital Solutions, Inc.
Robert Rosenstein, President
March 20, 2026